UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Monster Worldwide, Inc.

(Name of Subject Company)

Monster Worldwide, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

611742107

(CUSIP Number of Class of Securities)

Michael C. Miller, Esq.

Executive Vice President, General Counsel & Secretary

Monster Worldwide, Inc.

133 Boston Post Road, Building 15

Weston, Massachusetts 02493

(978) 461-8000

With copies to:

Martin Nussbaum, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3596	Derek Winokur, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3860
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2016 (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by Monster Worldwide, Inc., a Delaware corporation (“Monster”). The Schedule 14D-9 relates to the tender offer by Merlin Global Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Randstad North America, Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on September 6, 2016, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Monster (the “Shares”) at a purchase price of $3.40 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph after the last paragraph under the subsection entitled “Tender Offer” as follows:

“The Offer, which was previously scheduled to expire at midnight, New York City time, at the end of the day of October 3, 2016, is being extended in accordance with the Merger Agreement until midnight, New York City time, at the end of the day of October 28, 2016, unless further extended in accordance with the Merger Agreement.

On September 23, 2016, Randstad issued a press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(xviii) to the Schedule 14D-9 and is incorporated herein by reference.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding a new footnote reference “*” immediately after the word “Revenue” and a new footnote reference “**” immediately after the words “Adjusted EBITDA” in the table contained in the section entitled “Certain Forecasts—Important Information Concerning the Forecasts”.

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following new footnotes immediately prior to footnote “(1)” to the table contained in the section entitled “Certain Forecasts—Important Information Concerning the Forecasts”:

*	On August 1, 2016, the Company provided Parent with estimated projected 2016 third and fourth quarter revenue of $153.9 and $166.6, respectively.
**	On August 1, 2016, the Company provided Parent with estimated projected 2016 third and fourth quarter Adjusted EBITDA of $16.5 and $31.6, respectively.

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following paragraphs and tables immediately prior to the section entitled “Certain Forecasts—Additional Information Concerning the Forecasts”:

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Unlevered Free Cash Flow

The Forecasts include projections of the Company’s Adjusted EBITDA and Unlevered Free Cash Flow. Adjusted EBITDA, as defined by the Company, is revenue less operating expenses, plus depreciation and amortization expenses, plus non-cash stock-based compensation expenses, plus other non-recurring adjustments. Unlevered Free Cash Flow, as defined by the Company, is revenue less operating expenses, less unlevered taxes, plus depreciation and amortization, less capital expenditures, less change in net working capital. Adjusted EBITDA and Unlevered Free Cash Flow are not financial measurements prepared in accordance with GAAP.

Neither Adjusted EBITDA nor Unlevered Free Cash Flow should be considered as a substitute for net income, operating income or any performance measures derived in accordance with GAAP. Because Adjusted EBITDA and Unlevered Free Cash Flow each exclude some, but not all, items that affect operating income (loss) and may vary among companies, Adjusted EBITDA and Unlevered Free Cash Flow presented by the Company may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between Adjusted EBITDA and Unlevered Free Cash Flow and operating income (loss), a financial measurement prepared in accordance with GAAP, is set forth below.

The reconciliation of GAAP to non-GAAP is as follows (in millions):

	Q3 2016E	Q4 2016E
Reconciliation of GAAP Operating (Loss) Income to Adjusted EBITDA:
GAAP Operating (Loss) Income	$3.3	$18.5

Depreciation and amortization of intangibles	11.3	11.2
Stock-based compensation	1.9	1.9

Adjusted EBITDA	$16.5	$31.6

	2016E	2017E	2018E	2019E	2020E	2021E
Reconciliation of GAAP Operating (Loss) Income to Adjusted EBITDA:
GAAP Operating (Loss) Income	$(120.4)	$29.4	$29.4	$29.4	$29.4	$29.4

Goodwill impairment(1)	142.0	—	—	—	—	—
Impairment of indefinite-lived intangible assets(2)	3.4	—	—	—	—	—
Depreciation and amortization of intangibles	42.7	43.5	43.5	43.5	43.5	43.5
Stock-based compensation	6.8	7.7	7.7	7.7	7.7	7.7
Separation charges(3)	0.4	—	—	—	—	—
Management advisory fees(4)	3.8	—	—	—	—	—

Adjusted EBITDA	$78.7	$80.6	$80.6	$80.6	$80.6	$80.6

Reconciliation of GAAP Operating (Loss) Income to Unlevered Free Cash Flow:
GAAP Operating (Loss) Income	$(120.4)	$29.4	$29.4	$29.4	$29.4	$29.4

Plus: Goodwill impairment(1)	142.0	—	—	—	—	—
Plus: Impairment of indefinite-lived intangible assets(2)	3.4	—	—	—	—	—
Less: Provision for income taxes(5)	(8.8)	(10.2)	(10.2)	(10.2)	(10.2)	(10.2)
Plus: Depreciation and amortization of intangibles	42.7	43.5	43.5	43.5	43.5	43.5
Less: Capital expenditures	(33.4)	(33.4)	(33.4)	(33.4)	(33.4)	(33.4)
Less: Net working capital	(5.5)	(4.7)	(7.7)	(8.8)	(8.8)	(8.8)

Unlevered Free Cash Flow	$20.0	$24.6	$21.6	$20.5	$20.5	$20.5

(1)	The Company recognized an estimated pre-tax goodwill impairment charge of $142.0 million, or $114.9 million on a net of tax basis, to the Careers-North America reporting unit during Q2 2016. Due to the complexities involved in estimating the fair value of certain assets and liabilities, the Company has not finalized its impairment analysis as of August 9, 2016. The Company will complete a formal impairment analysis during Q3 2016 and recognize any adjustments to the estimated impairment charge at that time. We believe that our preliminary estimate is reasonable and represents the Company’s best estimate of the goodwill impairment loss to be incurred, however, it is possible that the completion of the formal analysis may result in a material adjustment to this preliminary estimate in Q3 2016. This charge does not impact our liquidity, cash flows from operations, future operations, or compliance with debt covenants.
(2)	Impairment of indefinite-lived intangible assets recognized in Q2 2016.
(3)	Separation charges incurred during the first quarter of 2016 primarily relating to the reorganization of the sales force in North America.
(4)	Charges incurred related to management advisory fees. This engagement ended during the second quarter of 2016.
(5)	Assumes a tax rate of 35%

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 under the heading “Regulatory Approvals – European Union Antitrust Laws” is hereby amended and supplemented by replacing the second sentence of such paragraph with the following:

“On September 21, 2016, Randstad Holding submitted a Form CO notification related to the proposed acquisition of Monster to the EC, which is currently expected to conclude its review by October 26, 2016.”

Item 8 of the Schedule 14D-9 under the heading “Certain Litigation” is hereby amended and supplemented by replacing the last paragraph of such section with the following:

“On September 14, 2016, a third putative class-action lawsuit was filed in the Delaware Chancery Court, captioned Gordon v. Giambastiani, et. al. C.A. No. 12746-VCG (Del Ch.) (the “Gordon action”). The Gordon action is brought against the seven members of the Board and Parent and Purchaser. Like the Litwin and Dagut actions, the Gordon action generally alleges material misstatements or omissions in the Schedule 14D-9. Specifically, the Gordon action alleges that the Schedule 14D-9 (i) omits certain information concerning the terms of Evercore’s compensation agreement with the Company, (ii) omits certain information concerning the standstill agreements with potential bidders, and (iii) omits certain information concerning the Board’s sales process, certain data and analysis used by Evercore in rendering its fairness opinion, and certain adjustments used in the financial projections. The Gordon action further alleges that the Board breached its fiduciary duties by engaging in a flawed deal process and agreeing to an insufficient price. Among other things, the Gordon action alleges that the Merger is subject to unfair deal protection provisions that deny stockholders the opportunity of a better price. The complaint also alleges that Parent and Purchaser aided and abetted the Board’s breach of fiduciary duty.

The plaintiff in the Gordon action seeks, among other things, an injunction against the consummation of the Offer and the Merger or, in the alternative, rescinding them and awarding rescissory damages, as well as an award of costs and expenses (including a reasonable allowance for attorneys’ and experts’ fees and expenses). The defendants believe the complaint’s allegations lack merit and intend to vigorously defend against them.

Additional lawsuits may be filed against the Company, Parent, Purchaser or any of their respective directors in connection with the Offer and the Merger. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(xviii)	Press Release, dated September 23, 2016 (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO filed by Parent and Purchaser on September 23, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MONSTER WORLDWIDE, INC.

Dated: September 23, 2016	By:	/s/ Michael C. Miller
	Name:	Michael C. Miller
	Title:	Executive Vice President, General Counsel and Secretary

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